UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K for 4 April, 2024

Commission File Number 1-31615

Sasol Limited
50 Katherine Street
Sandton 2196
South Africa
(Name and address of registrant's principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F __X__ Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _____ No __X__

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _____ No __X__

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____ No __X__

ENCLOSURES:

Sens Announcement dated 2 April 2024: Sasol announces streamlined Group Executive Committee, including changes to important functions and executive responsibilities of directors

Sasol Limited
(Incorporated in the Republic of South Africa)
(Registration number 1979/003231/06)

Sasol Ordinary Share codes:	JSE: SOL	NYSE: SSL
Sasol Ordinary ISIN codes:	ZAE000006896	US8038663006
Sasol BEE Ordinary Share code:	JSE: SOLBE1	
Sasol BEE Ordinary ISIN code:	ZAE000151817	

(Sasol, the Company, Equity issuer)

Sasol Financing Limited
(Incorporated in the Republic of South Africa)
(Registration number: 1998/019838/06)
Company code: SFIE
LEI: 378900A5BC68CC18C276
(Sasol Financing, Debt issuer)

SASOL ANNOUNCES STREAMLINED GROUP EXECUTIVE COMMITTEE, INCLUDING CHANGES TO IMPORTANT FUNCTIONS AND EXECUTIVE RESPONSIBILITIES OF DIRECTORS

Sasol has streamlined the portfolios of the members of its Group Executive Committee (GEC). Effective 1 April 2024, Sasol's GEC comprises the following members:

- Mr Simon Baloyi, Executive Director and President and Chief Executive Officer;
- Mr Hanré Rossouw, Executive Director and Group Chief Financial Officer;
- Mr Vuyo Kahla, Executive Director and Executive Vice President: Commercial and Legal, responsible for Legal, Intellectual Property and Compliance, Assurance, Information Management, Supply Chain and Company Secretarial Services;
- Mr Hermann Wenhold, Executive Vice President: Mining, Risk and Safety, Health and Environment.
- Mr Victor Bester, Executive Vice President: Operations and Projects Southern Africa;
- Mr Christian Herrmann, Executive Vice President: Marketing and Sales Energy and Chemicals Southern Africa;
- Ms Charlotte Mokoena, Executive Vice President: Human Resources and Corporate Affairs;
- Dr Sarushen Pillay, Executive Vice President: Business Building, Strategy and Technology; and
- Mr Brad Griffith, Executive Vice President: Chemicals Business. Mr Griffith will retire on 30 June 2024 and will be succeeded by Ms Antje Gerber on 15 April 2024, who joins Sasol as Executive Vice President: International Chemicals.

2 April 2024
Johannesburg

Equity Sponsor
Merrill Lynch South Africa Proprietary Limited t/a BofA Securities

Debt Sponsor
Rand Merchant Bank (A division of FirstRand Bank Limited)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Sasol Limited, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 4 April 2024

By: /sgd/M du Toit
Name: M du Toit
Title: Group Company Secretary